Hey Mama Wines

retail | alcohol | female founder

Sparkling Wine that Celebrates Moms

HEYMAMAWINES.COM SANTA ROSA BEACH FLORIDA



hey mama

As a business woman and a mom of three, I realized that being a mother is the hardest job us women will ever have! We crave support and appreciation for our hard work inside the home which is why I wanted to create a product that helped people everywhere support the mother's in their life! And let me tell you, every mother loves the gift of wine!

Lauren Stokes CEO @ Hey Mama Wines

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Why you may want to support us...

1. We have an email list of over 90k potential customers and have been amping up the company on social media. We've gotten great feedback!
2. Conversations are in work with large distributors and retailers including Sam's Club and Target. We also plan on selling online!
3. We have a network of over 30 mommy influencers that have a collective following of over 8.5 million and counting across multiple states!
4. Founder is a Forbes 30 under 30 entrepreneur who created an apparel company that grew to 13M+ in annual sales in just under 4 years.
5. All of our suppliers and packaging are set. We're putting the finishing touches on our first product release for Q1 2020.
6. Feel good about supporting charitable causes for mom! We donate a portion of proceeds to charitable causes!

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Lauren Stokes
CEO
Lauren successfully founded an apparel company in her living room that grew to over 13M in annual sales in just under 4 years.

Lance Stokes
Advisor
Lance, former COO of Lauren James, was instrumental in raising over 4M in capital and leading complex apparel distribution , sales & manufacturing operations that touched over 30 states.

Downloads

Hey Mama Marketing deck.pdf

I was inspired to create a physical product that could help us moms lift each other up, celebrate the good, the bad, and the crazy moments of motherhood!

Here at Hey Mama Wines, we believe in lifting each other up, supporting our fellow moms, and giving back to women everywhere. It's our mission to leave the world a little better than how we found it, so we created a brand and product to lead the movement!

Mom's don't get rewarded for the every day. But they should!

As a mom of three and a business woman, I can honestly say motherhood is hardest job I've ever had. And unlike the business world, we don't get rewards and public recognition for going above and beyond in our own homes.



Millennial moms account for 40% of the 71 billion US wine industry. Yet, there's no wine for these moms. So we made it.

CEO and Founder Lauren Stokes cofounded the clothing startup Lauren James, which has grown over 6,000% since its founding in 2013, with revenues in the eight-figure range. It's carried in over 600 wholesale doors and has three of its own stores (with more in the works), plus an e-commerce channel. She knows what it takes to create a compelling brand.



Lauren Stokes
Lauren is a mother of three, a Forbes 30 under 30 entrepreneur, and a cheerleader for women everywhere. She is also a lover of all things bubbly! Combining her passion for service and love for supporting other moms, she decided to create a product that would bring a smile to the faces of the women who received it.
"Why save champagne for special occasions? After all, being alive is a special occasion!"
Cheers, y'all!

[could we replace this image above with one with no text? maybe you at Forbes 30 under 30 if you have a picture there?]

We're ready for launch Q1 2020.

Taste testing was my favorite part of the process. We tried so many great wines and landed on a North Coast Brut from Napa, CA. It's a delicious and crisp sparkling with notes of apples and pears!



Milestones

We hired a sister duo design firm in New Hampshire (also moms) to work with us on the vision! We wanted fun, flirty & happy to be the core of our design philosophy!



THE MESSY HEADS
do over
YOU GO, GIRL

What's next

We've already gotten some early traction! We've raised $20,000 with another $100,000 in light commit. We're also getting seed conversations going with potential acquirers like Constellation!
Large companies have a big interest in this space! They're not only looking to expand their portfolios with fun and exciting products, they want diverse founders! Like any good startup, we're thinking about the exit plan!


Forbes | Billionaires | Innovation | Leadership | Money | Business | Small Business | Lifestyle | Brand

896 views | Dec 12, 2018, 03:56pm

Constellation Brands Allocates $100 Million To Fund Women In Beverage Alcohol Businesses

Let's change the way mom experiences wine! Welcome to the family!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make great wine and sparkling products for the millennial mom! We also have a giveback component that supports women backed charitable causes. We are on a mission to give back and empower moms everywhere!

Where will your company be in 5 years?

We'd like to be shipping 100k cases of product to all 50 states through large distributors. We will also utilize our founder's background in social media and influencer marketing to drive direct to consumer sales via our website. We see a 70/30 wholesale to DTC breakdown.

Why did you choose this idea?

As a business woman and a mom of three, I realized that being a mother is the hardest job us women will ever have! We crave support and appreciation for our hard work inside the home which is why I wanted to create a product that helped people everywhere support the mother's in their life! And let me tell you, every mother loves the gift of wine!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

More than 1M millennials are becoming moms each year! The current products on the market, especially in the sparkling/wine category, fail to speak to this massive consumer base. The wine industry today in the US is a 70 billion dollar opportunity where women control over 65% of that spend. By 2026 the largest consumer demographic in this category will be millennial women.

What is your proudest accomplishment?

My three kids of course! Everything I do is for them!

How far along are you? What's your biggest obstacle?

We're finalizing samples! All of our suppliers and packaging are set. Now we're putting the finishing touches on our first product release!

Who are your competitors? Who is the biggest threat?

Traditional, large wine and sparkling brands represent the biggest threat and barrier to entry at the distributor level. They command volume and pricing so we'll rely on our social influence and give back mentality to achieve relevance!

What do you understand that your competitors don't?

Most wine brands still market to consumers outside of their main customer base, millennial women! We plan on utilizing up to date marketing tactics to speak to our target customer because I think we understand the millennial mom better than most. I am a millennial mother myself so I am confident that I can connect with our customers!

How will you make money?

We plan on selling quite a bit of wine and champagne! We'll be distributing through major grocers, liquor stores, restaurants & direct to the consumer. Cheers!

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is lack of funding. Getting into this particular industry is somewhat capital intensive so we need proper funding in order to execute in a timely manner.

What do you need the most help with?

Distributorship connections and high level guidance in the food and beverage industry. We're a marketing company that happens to sell great wine and sparkling products.

What would you do with the money you raise?

We'll use funds raised to produce initial 1000 cases and cover overhead and operation costs. We also have some startup costs to cover like die productions, molds, and marketing launch event costs!

I noticed there are some old articles out there about a defaulted bank loan at a previous company. What is this about?

Everything lives forever on the internet, but we're glad you asked! At our previous company, Lauren James, not only did we grow rapidly, we learned tons of business lessons in our 20's. Towards the end of our tenure there we were advised that it would be best for us to pursue a chapter 9 restructuring effort led by an outside investor. That investor bought out the superior lien holders (bank debt) for control of the assets of Lauren James

When that occurred, a bank with an inferior position to primary lenders was closed out on

a debt it was owed. At that point that bank chose to take a negative approach that resulted in a few unfortunate headlines. Ultimately, the dispute was settled.

All in all, we felt it was best for the company and employees to restructure the company the way we did. We learned a lot from our tenure at Lauren James, and we look forward to carrying those learnings forward in our current venture. We're happy to answer any and all additional questions around this. Do not hesitate to ask!